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      +--------+
      | FORM 4 |                 U.S. SECURITIES AND EXCHANGE COMMISSION
      +--------+                         WASHINGTON, D.C. 20549
[_] Check this box if
    no longer subject           STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5         Filed pursuant to Section 16(a) of the Securities
    obligations may             Exchange Act of 1934, Section 17(a) of the
    continue.  See             Public Utility Holding Company Act of 1935 or
    Instruction 1(b).       Section 30(h) of the Investment Company Act of 1940

(Print or Type Responses)
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1.  Name and Address of Reporting Person*

Calomiris, Charles William
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        (Last)                      (First)                        (Middle)

10700 Parkridge Boulevard, Suite 450
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                                    (Street)

Reston, VA 20191
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        (City)                      (State)                           (Zip)

2.  Issuer Name and Ticker or Trading Symbol  Greater Atlantic Financial Corp.
                                             -----------------------------------
                                              (GAFC)
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3.  I.R.S. Identification Number of Reporting Person, (Voluntary)
                                                                 ---------------

4.  Statement for Month/Day/Year  01/03/2003
                                 -----------------------------------------------

5.  If Amendment, Date of Original (Month/Day/Year)  01/03/2003
                                                    ----------------------------

6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)

     X   Director   X   Officer              X   10% Owner   ___ Other
    ----          ----- (give title below) -----                 (specify below)
    Chairman of the Board

    ----------------------------------------------------------------------------
7.  Individual or Joint/Group Filing
    (Check Applicable Line)

     X   Form filed by One Reporting Person
   -----
         Form filed by More than One Reporting Person
   -----

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                             TABLE I--NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
------------------------------------------------------------------------------------------------------------------------------------
1. Title         2. Trans-   2A.       3. Trans-       4. Securities Acquired (A)        5. Amount of        6.Owner-     7. Nature
   of               action   Deemed       action          or Disposed of (D)                Securities         ship       of In-
   Security         Date     Execution    Code            (Instr. 3, 4 and 5)               Beneficially       Form:      direct
   (Instr. 3)       (mm/dd/  Date, if     (Instr. 8)                                        Owned at           Direct     Bene-
                    yy)      any       -----------------------------------------------      End of             (D)or      ficial
                             (mm/dd/yy)                                                     Month              Indirect   Owner-
                                          Code      V    Amount        (A) or    Price      (Instr. 3 and 4)   (I)        ship
                                                                       (D)                                     (Instr. 4) (Instr. 4)
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Common Stock     01/03/2003(1)             P             2,500          A        $6.30                           D
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Common Stock     01/03/2003(1)             P               500          A        $6.30           27,204          D
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Common Stock                                                                                     19,000          I           By
                                                                                                                           Custodian
                                                                                                                             (E)
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Common Stock                                                                                     19,080          I           By
                                                                                                                           Custodian
                                                                                                                            (Zoi)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                    406,095          I           By
                                                                                                                           Executor
                                                                                                                          of Estate
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                     10,000          I           By
                                                                                                                           Spouse
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                                          (Over)
                                                                  SEC 1474(9-02)

                                                                     Page 1 of 3


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

FORM 4 (continued)                                                                    Calomiris, Charles William - 01/03/2003

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                        TABLE II--DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                              (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative        2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)           sion or             action              tion Code              ative Securities
                                  Exercise            Date                (Instr. 8)             Acquired (A) or
                                  Price of            (Month/                                    Disposed of (D)
                                  Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                  ative               Year)
                                  Security
                                                                       -------------------------------------------------------
                                                                       Code      V               (A)          (D)

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6.50% Convertible Preferred      1.429-for-1
Securities
------------------------------------------------------------------------------------------------------------------------------
Common Stock Warrants                $7.50
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
                    TABLE II--DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                          (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
-------------------------------------------------------------------------------------------------------------------------------
6. Date Exer-       7. Title and Amount of         8. Price       9. Number of       10. Owner-       11. Na-
cisable and            Underlying Securities          of             Deriv-              ship             ture
Expiration             (Instr. 3 and 4)               Deriv-         ative               Form             of In-
Date                                                  ative          Secur-              of De-           direct
(Month/Day/                                           Secur-         ities               rivative         Bene-
Year)                                                 ity            Bene-               Security:        ficial
                                                      (Instr.        ficially            Direct           Owner-
--------------------------------------------------    5)             Owned               (D) or           ship
Date         Expira-                   Amount or                     Following           Indirect (I)     (Instr.
Exer-        tion         Title        Number of                     Reported            (Instr. 4)       4)
cisable      Date                      Shares                        Transaction(s)
                                                                     (Instr. 4)
-------------------------------------------------------------------------------------------------------------------------------
05/19/2002   12/31/2031  Common Stock   318,987                        223,224              I            By Executor of Estate
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11/14/1997   11/14/2007  Common Stock    36,667                         36,667              I            By Executor of Estate
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
Explanation of Responses:

SEE ATTACHED STATEMENT


       /s/  George W. Murphy, Jr.             March 18, 2003
       --------------------------------    --------------------
       **Signature of Reporting Person            Date

       By:  George W. Murphy, Jr., as Power of Attorney
       For: Charles William Calomiris

**  Intentional misstatements or ommissions of facts constitute
    Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                    Greater Atlantic Financial, Corp. (GAFC)


                                                             Form 4 - 01/03/2003

Calomiris, Charles William
10700 Parkridge Boulevard
Suite 450
Reston, VA 20191

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Explanation of responses:


(1) The actual transaction date was January 3, 2003 not January 3, 2002, as previously reported.














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